

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2021

Jon Paul Richardson
Chief Executive Officer
Exodus Movement, Inc.
15418 Weir Street, #333
Omaha, NE 68137

>   **Re: Exodus Movement, Inc.**
>   **Amendment No. 2 to**
>   **Draft Offering Statement on Form 1-A**
>   **Submitted December 16, 2020**
>   **CIK No. 0001821534**

Dear Mr. Richardson:

   We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Draft Offering Statement on Form 1-A

Cover Page

1.   We note your disclosure that you are working to obtain a "listing" of your Class A common stock on an ATS. Please revise here and throughout to clarify that securities are not listed on ATSs but are or may become available to trade on ATSs.

The Offering
Liquidity, page 11

2.   Refer to your response to comment 11. Please clarify here and throughout that your Common Stock Tokens, although not restricted to trading on a specific ATS, may be incompatible with some or all ATSs. In addition, please disclose whether or not investors

> may transfer shares of Class A common stock even if there is no means by which to transfer the corresponding Common Stock Tokens.

Risk Factors
Risks Related to Our Business and Our Industry
Our holdings of crypto assets expose us to potential risks, page 30

3.   Refer to your response to comment 5. Please balance your statement on page 6 that the development of your crypto asset app store decreases your reliance on market volatility and movement of digital asset prices by including a summary of this risk factor in your Summary Risk Factors section on page 7.

Business
Our App Offerings, page 78

4.   Refer to your response to comment 6. Please disclose how you calculate the value of the digital assets you receive as fees pursuant to the SportX, Wyre and the Exchange Aggregator API agreements. In addition, please disclose when the value of the digital assets you receive as fees is calculated under your API agreements with SportX and the Exchange Aggregator, and disclose the digital assets you receive as payment under the SportX API agreement.

Plan of Distribution
Common Stock Tokens, page 108

5.   Please describe the procedures stockholders must follow to effect secondary, peer-to-peer transfers of Common Stock Tokens in order ensure that the transfer is reflected on the book-entry records of the Transfer Agent. Please also describe the process to remedy discrepancies in the event transfers have not been reflected on the Transfer Agent's records.

You may contact Mark Brunhofer at 202-551-3638 or Bonnie Baynes at 202-551-4924 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams at 202-551-3217 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Robert Rosenblum